SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)


                    VINEYARD OIL AND GAS CO.
                         (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                              None
                         (CUSIP Number)

                  Vasilios T. Nacopoulos, Esq.
             Knox McLaughlin Gornall & Sennett, P.C.
          120 West Tenth Street, Erie, Pa.  16501-1461
                         (814) 459-2800
                    vnacopoulos@kmgslaw.com
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 29, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-
1(e), or 13d-1(g), check the following box [ ].

CUSIP No.  None

1) NAMES OF REPORTING PERSONS. IRS IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

     Wilbur E. Johnson, Jr., on behalf of a former group of shareholders described in Items 2 through 6, below.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3) SEC USE ONLY

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4) SOURCE OF FUNDS

     Other--OO
     See Item 3, below.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                  7) SOLE VOTING POWER
SHARES
BENEFICIALLY OWNED              194,011.25 (See Item 5)
BY EACH REPORTING
PERSON WITH                8) SHARED VOTING POWER

                                None (See Item 5)

                           9) SOLE DISPOSITIVE POWER

                                194,011.25 (See Item 5)

                           10) SHARED DISPOSITIVE POWER

                                None (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Wilbur E. Johnson, Jr. individually owns 194,011.25 shares.
Because the agreement among the group members has expired, the group no longer has beneficial ownership of any shares. (See
Item 5 for the ownership of the individual group members)

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Wilbur E. Johnson, Jr. individually owns approximately 3.8% of the outstanding shares. Because the agreement among the group members has expired, the group no longer has beneficial ownership of any shares. (See Item 5 for the percentage ownership of the individual group members)

14) TYPE OF REPORTING PERSON

     Individual--IN

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     The purpose of this second amendment is to report the
expiration of the agreement between the group members reported in previous filings.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of Vineyard Oil &
Gas Co. whose principal executive offices are located at 10299
West Main Road, North East, PA 16428. The Company's mailing address is P.O. Box 391, North East, PA 16428.

ITEM 2. IDENTITY AND BACKGROUND

     The former members of the group of shareholders to which this statement relates are as follows:

Wilbur E. Johnson, Jr.
1324 South Shore Drive
Erie, PA  16505
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

W. Eric Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: Stockbroker
     Thomas F. White & Co., Inc. Investment Securities
     3800 West Twelfth Street
     Erie, PA  16505
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

James J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: President
     Vineyard Oil & Gas Co.
     10299 West Main Road
     North East, PA  16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Margaret J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Luigi Mazza
11787 East Lake Road
North East, PA  16428
Occupation/Employment: Semi-retired Farmer
     Mazza Vineyards
     11815 East Lake Road
     North East, PA 16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

H. Gunther Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Beverly W. Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Charles L. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Alice E. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The group acquired beneficial ownership of the shares by virtue of the formation of a group (see previously filed Schedule 13D and Amendment No. 1 thereof), and the group did not expend any funds to acquire such shares. The sources and amounts of funds each group member originally used to acquire their securities are as follows:

Wilbur E. Johnson, Jr.
     Source: Personal/No Loans
     Amount: $49,082.98

W. Eric Johnson
     Source: Personal/No Loans
     Amount: $8,409.85

James J. Concilla
     Source: Personal/No Loans
     Amount: $6,000.00

James J. Concilla and Margaret J. Concilla, Jointly
     Source: Personal/No Loans
     Amount: $6,495.00

Luigi Mazza
     Source: Personal/No Loans
     Amount: $3,000.00

H. Gunther Edelmann and Beverly W. Edelmann, Jointly
     Source: Personal/No Loans
     Amount: $6,000.00

Charles L. Valone and Alice E. Valone, Jointly
     Source: Personal/No Loans
     Amount: $6,000.00

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the group was to attract a purchaser for the stock of the group members. The tasks of Wilbur E. Johnson, Jr. were to act as a finder of potential purchasers, to seek any financial or legal advice regarding the potential sale of shares, and to make any necessary filings with the SEC on behalf of the group. However, the agreement among the group members has expired and is no longer of any force or effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of Common Stock of the Issuer identified in Item 1 that were beneficially owned by the group of persons listed in Item 2 equaled 871,735.88 shares, which was approximately 17.1% of the approximately 5.1 Million shares of stock outstanding. However, since the agreement among the former group members has expired, each group member now owns less than 5% of the Common Stock of the Issuer, and does not beneficially own any of the shares of any other former group member, unless by joint ownership originating prior to the formation of the group.

     The following is a list of each former group member's respective voting and disposition rights (all percentages have been rounded to the nearest one/tenth percent):

Wilbur E. Johnson, Jr.
     Sole voting power over 194,011.25 shares (3.8%)
     Shared voting power over no shares
     Sole disposition power over 194.011.25 shares (3.8%)
     Shared disposition power over no shares

W. Eric Johnson
     Sole voting power over 38,345.63 shares (0.8%)
     Shared voting power over no shares
     Sole disposition power over 38,345.63 shares (0.8%)
     Shared disposition power over no shares

James J. Concilla
     Sole voting power over 137,625 shares (2.7%)
     Shared voting power over 162,375 shares owned jointly with
          Margaret J. Concilla (3.2%)
     Sole disposition power over 137,625 shares (2.7%)
     Shared disposition power over 162,375 shares owned jointly with Margaret J. Concilla (3.2%)

Margaret J. Concilla
     Sole voting power over no shares
     Shared voting power over 162,375 shares owned jointly with
          James J. Concilla (3.2%)
     Sole disposition power over no shares
     Shared disposition power over 162,375 shares owned jointly with James J. Concilla (3.2%)

Luigi Mazza
     Sole voting power over 75,000 shares (1.5%)
     Shared voting power over no shares
     Sole disposition power over 75,000 shares (1.5%)
     Shared disposition power over no shares

H. Gunther Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          Beverly W. Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with Beverly W. Edelmann (2.4%)

Beverly W. Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          H. Gunther Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with H. Gunther Edelmann (2.4%)

Charles L. Valone
     Sole voting power over no shares
     Shared voting power over 140,000 shares owned jointly with
          Alice E. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 140,000 shares owned jointly with Alice E. Valone (2.7%)

Alice E. Valone
     Sole voting power over no shares
     Shared voting power over 140,000 shares owned jointly with
          Charles L. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 140,000 shares owned jointly with Charles L. Valone (2.7%)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     According to the knowledge of Wilbur E. Johnson, Jr., no contract, arrangement, understandings or relationships (legal or otherwise) exist between the members of the group with respect to the common stock of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2000

                               /s/ Wilbur E. Johnson, Jr.
                               Wilbur E. Johnson, Jr.